SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                           Prospect Acquisition Corp.
             ------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                   74347T103
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   Moana Moore
                     c/o Arrowgrass Capital Partners (US) LP
                                 245 Park Avenue
                               New York, NY 10167

                                +44 203 100 1049
             ------------------------------------------------------
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                October 30, 2009
             ------------------------------------------------------
           (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 10 Pages)

--------------------------------------------------------------------------------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347T103                 13D                    Page 2 of 10 Pages

--------------------------------------------------------------------------------
     (1)     NAME OF REPORTING PERSONS

             Arrowgrass Capital Partners (US) LP
--------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)     SEC USE ONLY

--------------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS (see instructions)
             OO
--------------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,386,338 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,386,338 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,386,338 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             4.4%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             PN
--------------------------------------------------------------------------------

CUSIP No. 74347T103                 13D                    Page 3 of 10 Pages

--------------------------------------------------------------------------------
     (1)     NAME OF REPORTING PERSONS

             Arrowgrass Capital Services (US) Inc.
--------------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)     SEC USE ONLY

--------------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS (see instructions)
             OO
--------------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,386,338 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,386,338 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,386,338 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             4.4%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             CO
--------------------------------------------------------------------------------

CUSIP No. 74347T103                 13D                   Page 4 of 10 Pages

Item 1.     Security and Issuer.

         This statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Prospect Acquisition Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 9130 Galleria Court, Suite 318, Naples, FL 34109.

Item 2.     Identity and Background.

     (a) This Statement is filed by:

                  (i) Arrowgrass Capital Partners (US) LP ("ACP"), with respect to the shares of Common Stock (the "Shares") directly held by Arrowgrass Master Fund Ltd., a Cayman Islands exempted company ("AMF"). ACP serves as the investment manager of AMF; and

                  (ii) Arrowgrass Capital Services (US) Inc. ("ACS"), which is the General Partner of ACP, with respect to the Shares beneficially owned by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Reporting Persons is 245 Park Avenue, 39th Floor, New York, New York 10167.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) ACP is a Delaware limited partnership. ACS is a Delaware corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.     Source and Amount of Funds and Other Consideration.

The Common Stock purchased by AMF was acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $13,211,800.

Item 4.     Purpose of the Transaction.

CUSIP No. 74347T103                 13D                   Page 5 of 10 Pages

         The Shares reported herein by the Reporting Persons were acquired for investment purposes in the ordinary course of business.

         The Company was organized for the purpose of acquiring, through a merger, capital stock, exchange, asset acquisition or other similar business combination, an operating business (a "Business Combination"). The Company consummated an initial public offering in November 2007 in connection with which it raised gross proceeds of approximately $250 million, a significant portion of which was placed in a trust account pending the consummation of a Business Combination on or prior to November 20, 2009. Pursuant to certain provisions in the Company's certificate of incorporation, as amended, a holder of Common Stock of the Company issued in the Company's initial public offering may, if it votes against the Business Combination, demand that the Company redeem its Common Stock into cash (the "Redemption Rights"). A Business Combination will not be consummated if the holders of more than 30% of the Common Stock vote against the Business Combination and request Redemption Rights. The Company has distributed on October 29, 2009 a proxy statement for a vote of its stockholders on a proposed Business Combination (the "Proposed Business Combination").

         On October 30, 2009, the Reporting Persons entered into an Option Agreement (the "Option Agreement") which is referenced as Exhibit 1 hereto (which incorporates by reference Exhibit 10.4 to Amendment No. 1 to the Schedule 13D filed by the Malibu Reporting Persons (as defind below) on October 30, 2009) with The Malibu Companies, LLC, a California limited liability company ("Malibu"). Pursuant to the terms of the Option Agreement, AMF granted to Malibu an option to purchase from AMF all (but not less than all) of the Shares of AMF reported herein. The option expires on or prior to the earlier to occur of the date the parties to the Option Agreement agree in writing to terminate the Option Agreement and the date the Company liquidates its trust account. If Malibu exercises its Option, AMF is required to sell the Shares to Malibu and Malibu is required to purchase from AMF the Shares at a price equal to that certain pro rata portion of the Company's trust account due to its public stockholders as set forth in the Company's final definitive proxy statement filed with the U.S. Securities and Exchange Commission in connection with the Proposed Business Combination. In the Option Agreement AMF agreed to vote its Shares against the Proposed Business Combination. Upon exercise of the option by Malibu and until the Shares are settled in Malibu's account, AMF agreed to switch its vote to vote in favor of, abstain from voting upon, or vote against, the Proposed Business Combination.

         The summary of the Option Agreement is not complete, and is qualified in its entirety by reference to the full text of the agreements, which is referenced as Exhibit 1 to this Schedule 13D (which incorporates by reference
Exhibit 10.4 to Amendment No. 1 to the Schedule 13D filed by the Malibu Reporting Persons on October 30, 2009).

         The entering into the Option Agreement may result in the Reporting Persons being deemed "group" with Malibu and certain of its affiliates (the "Malibu Reporting Persons") within the meaning of Section 13(d) of the Act. Although the Reporting Persons and the Malibu Reporting Persons may be deemed to be a "group" with each other within the meaning of Section 13(d) of the Act, the Reporting Persons do not believe that they are part of a group with the Malibu Reporting Persons and expressly disclaim membership in any "group" with the Malibu. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock that may be deemed to be beneficially

CUSIP No. 74347T103                 13D                   Page 6 of 10 Pages

owned by the Malibu Reporting Persons. Based upon the information set forth in Amendment No. 1 to the Schedule 13D filed by the Malibu Reporting Persons on October 30, 2009, the Malibu Reporting Persons beneficially own 3,636,338 shares of Common Stock, representing approximately 11.6% of the outstanding shares of Common Stock (the "Malibu Position").

            Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

 Item 5.     Interest in Securities of the Issuer.

      A. Arrowgrass Capital Partners (US) LP

                (a) As of the date hereof, not including the Malibu Position described in Item 4 above, ACP may be deemed the beneficial owner of the 1,386,338 shares of Common Stock held by AMF.

                    Percentage: Not including the Malibu Position described in
                    Item 4 above, approximately 4.4% as of the date hereof. The percentages used herein and in the rest of the Schedule 13D are calculated based upon 31,250,000 shares, which reflects the number of shares of Common Stock outstanding, as of October 26, 2009, as reported in the Company's prospectus filed pursuant to Rule 424(b)(2) filed on October 29, 2009.

                (b) 1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

                (c) The transactions in the Common Stock within the last sixty days on behalf of AMF, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

                (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

                (e) Not applicable.

      B. Arrowgrass Capital Services (US) Inc.

                (a) As of the date hereof, not including the Malibu Position described in Item 4 above, ACS, as the General Partner of ACP, may be deemed the beneficial owner of the 1,386,338 shares of Common Stock held by AMF.

CUSIP No. 74347T103                 13D                   Page 7 of 10 Pages

                    Percentage: Not including the Malibu Position described in
                    Item 4 above, approximately 4.4% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.

                (c) The transactions in the Common Stock within the last sixty days on behalf of AMF, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

                (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

                (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

         Other than the Option Agreement, which is incorporated by reference to
Exhibit 10.4 to Amendment No. 1 to the Schedule 13D filed by the Malibu Reporting Persons on October 30, 2009 and for which the Malibu Reporting Persons are requesting Confidential Treatment with respect to certain portions thereof, and the Joint Acquisition Statement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

         Exhibit 1: Option Agreement dated October 30, 2009 by and among the parties named on the signature pages date thereto (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Schedule 13D filed by the Malibu Reporting Persons on October 30, 2009).

         Exhibit 2: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 74347T103                 13D                   Page 8 of 10 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 9, 2009

ARROWGRASS CAPITAL PARTNERS (US) LP        ARROWGRASS CAPITAL SERVICES (US) INC.


By:  Arrowgrass Capital Services (US)      By: /s/ Sean Flynn
Inc., its General Partner                      ------------------------------
                                           Name:  Sean Flynn
                                           Title: Director
By: /s/ Sean Flynn
-------------------------
Name:   Sean Flynn
Title:  Director

CUSIP No. 74347T103                 13D                   Page 9 of 10 Pages

                                   Schedule A

           DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

         The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARROWGRASS CAPITAL SERVICES (US) INC.

Sean Flynn serves as director of ACS. His business address is PO Box 242, Grand Cayman, KY1-1104 Cayman Islands. His principal occupation is serving as Director
- HF Fund Services Ltd, at PO Box 242, Grand Cayman, KY1-1104 Cayman Islands. Mr. Flynn is a citizen of Ireland.

CUSIP No. 74347T103                 13D                   Page 10 of 10 Pages

                                  Schedule B


DATE         TRANSACTION TYPE        NUMBER OF SHARES          PRICE PER SHARE
----         ----------------        ----------------          ----------------
9/15/2009          Sale                   173,100                    $9.87
9/19/2009          Sale                   394,700                    $9.87
                                        ----------
                                          567,800
                                        ==========

                                    EXHIBIT 2

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  November 9, 2009

ARROWGRASS CAPITAL PARTNERS (US) LP        ARROWGRASS CAPITAL SERVICES (US) INC.


By:  Arrowgrass Capital Services (US)      By: /s/ Sean Flynn
Inc., its General Partner                      ------------------------------
                                           Name:  Sean Flynn
                                           Title: Director
By: /s/ Sean Flynn
-------------------------
Name:   Sean Flynn
Title:  Director